EXHIBIT 99.2

PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Pretium Resources Inc. (“Pretivm”, “we” or “us”) for the year ended December 31, 2011, as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. All dollar amounts are expressed in Canadian Dollars unless otherwise specified.

We report in accordance with International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated consolidated financial statements, are presented in accordance with IFRS. This MD&A is prepared as of March 6, 2012 and includes certain statements that may be deemed “forward-looking statements”.  We direct investors to the section “Risks and Uncertainties” and to page 18 for a statement on forward-looking information included within this MD&A.

Additional information relating to us, including our Annual Information Form, is available free of charge on the SEDAR website at www.sedar.com.

Our Business

We were incorporated on October 22, 2010 under the laws of the Province of British Columbia for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are advanced stage exploration projects located in northwestern British Columbia.  We intend to continue exploration of these projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground opportunity at the Brucejack Project.

4th Quarter Highlights and Significant Events

•
On October 17, 2011, we announced the expansion and winterization of the Brucejack camp for year-round operations, mobilization of a crew and equipment to commence de-watering the 5,300 meters of historic West Zone underground workings, the completion of a power line study examining alternatives for routing electric power into the Brucejack Project and the acquisition of additional project claims to support potential project infrastructure.

•
On October 27, 2011 and November 10, 2011, we announced, among other things, bonanza grade drill results from the Valley of the Kings and the final drill results from the 2011 exploration program at the Brucejack Project.

•
On November 28, 2011, we announced an updated bulk-tonnage Mineral Resource Estimate for Brucejack and a sensitivity analysis of the Brucejack underground mining potential, based on a cut-off of 5.0 grams per tonne gold equivalent, completed simultaneously with the bulk tonnage Mineral Resource Estimate, the sensitivity analysis outlined:

4th Quarter Highlights and Significant Events - continued

o	5.33 million ounces of gold in the Measured and Indicated Mineral Resource categories (8.6 million tonnes grading 19.35 grams of gold per tonne); and

o	3.29 million ounces of gold in the Inferred Mineral Resource category (4.0 million tonnes grading 25.73 grams of gold per tonne).

•
On January 9, 2012, we announced authorization to list our common shares on the New York Stock Exchange ("NYSE"). We began trading on the NYSE on January 12, 2012 under the symbol "PVG", and commemorated the listing by ringing the opening bell that day.

•
On February 17, 2012, we announced the completion of a private placement of 1,250,000 flow-through common shares at a price of $18.50 per share for aggregate gross proceeds of $23,125,000.  The private placement was first announced on January 19, 2012.

•
On February 22, 2012, we announced positive results from a National Instrument 43-101 compliant Preliminary Economic Assessment (“PEA”) for the high-grade gold and silver resources identified to date at our Brucejack Project.  PEA highlights include:

o	Base Case estimated pre-tax Net Present Value (5% discount) of US$2.262 billion and internal rate of return of 29.8%, using US$1,100/oz gold and US$21/oz silver;

o	Average annual production of 325,000 ounces of gold over the first 12 years and 287,000 ounces of gold over the 24 year life of mine;

o	A processing rate of 1,500 tonnes/day at a cost $170.90/tonne milled;

o	Estimated capital cost, including contingencies, of US$436 million.

•
On February 23, 2012, we announced the initiation of (a) a feasibility study on the high-grade opportunity at our Brucejack Project, expected to be completed by the end of 2012, and (b) an underground resource model for the high-grade gold and silver resources identified to date in the Valley of the Kings and West Zone and provided an update on our exploration activities and plans to access the Valley of the Kings underground from the existing West Zone underground workings.

•
On February 27, 2012, we announced the filing of a preliminary short form base shelf prospectus that when made final, will enable us to make offerings of up to an aggregate principal amount of $180 million of securities, which includes up to $36 million in common shares owned by Silver Standard Resources Inc. ("Silver Standard") that may be offered by way of a secondary offering under the prospectus.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of six mineral claims totaling 3,199.28 hectares in area.  The Brucejack Project forms part of a contiguous claims package that comprises over 90,000 hectares.

2011 Exploration Program

During April 2011, we opened the camp at site and commenced an expansion of the camp to accommodate up to 120 people.  By the end of May 2011, five drills had been mobilized to site and had commenced drilling with an additional three drills mobilized to site early in June.  By mid-October 2011, we wound-up our 2011 exploration drill program with 176 holes completed totaling 72,144 meters of drilling.

The 2011 drill program was designed to concentrate on the known areas of high-grade gold mineralization with the intention of (a) tightening the drill spacing to increase the level of confidence to move Inferred mineral resources to Measured and Indicated mineral resource categories and to improve knowledge of the continuity of the high-grade mineralization for the Valley of the Kings and other high-grade zones (b) testing the high-grade mineralization to depths greater than the current 600 metres and (c) following up on a number of high-grade intercepts encountered in the 2009 and 2010 drill programs that were not sufficiently defined to be included in the high-grade resource.

With the early and continuing success of 2011 exploration drilling at the Valley of the Kings (see news releases dated July 7, 2011, July 27, 2011 and August 11, 2011), the primary focus for the 2011 program became drilling the Valley of the Kings Zone, both in-fill and step-out, with over 41,000 meters drilled in the Valley of the Kings out of over 72,000 meters drilled in the 2011 drill program.

In addition, drilling at both the Bridge Zone and Gossan Hill Zone encountered high-grade gold as well as significant gold intersections over broad widths. Drilling indicates that Gossan Hill has the potential to host several high-grade structures associated with broader envelopes of bulk tonnage mineralization.  The Valley of the Kings Zone is located 500 meters southwest of the West Zone, and the Gossan Hill Zone is located 300 meters north of the West Zone.  The Bridge Zone borders the Valley of the Kings Zone to the south.

Operations - continued

Resource Estimate

Following on the success of the 2011 exploration drill program, we announced an updated bulk tonnage Mineral Resource Estimate for the Brucejack Project (see our news release of November 28, 2011).  A sensitivity analysis of the Brucejack underground mining potential was completed simultaneously with the bulk tonnage Mineral Resource Estimate (see the Technical Report and Resource Estimate on the Brucejack Project dated January 12, 2012 filed on SEDAR).  For mine planning purposes, the grades in the sensitivity analysis were estimated for the Valley of the Kings and West Zone using 5 x 5 x 5 metre blocks and the same grade estimation parameters as the bulk tonnage Mineral Resource Estimation.  Based on a cut-off of 5.0 grams of gold equivalent per tonne, the sensitivity analysis outlined:

•	5.33 million ounces of gold in the Measured and Indicated Mineral Resource categories (8.6 million tonnes grading 19.35 grams of gold per tonne); and

•	3.29 million ounces of gold in the Inferred Mineral Resource category (4.0 million tonnes grading 25.73 grams of gold per tonne).

The underground sensitivity analysis is not restricted to the Whittle pit shell. The inclusion of the underground sensitivity analysis in this MD&A is not meant to supersede or replace the results of the bulk-tonnage Mineral Resource Estimate.

Preliminary Economic Assessment

On February 22, 2012, we announced positive results from a National Instrument 43-101 compliant Preliminary Economic Assessment (“PEA”) for the high-grade gold and silver resources identified at our Brucejack Project in our current Brucejack mineral resource estimate (see news release dated February 22, 2012).  The PEA was filed on www.sedar.com on February 22, 2012.  The Base Case estimated pre-tax Net Present Value (5% discount) is US$2.262 billion, with an internal rate of return of 29.8%. The PEA contemplates average annual production for the first 12 years of 325,000 ounces of gold and for the 24 year life of mine 287,000 ounces of gold, an estimated capital cost, including contingencies, of US$436.3 million and an average processing rate of 1,500 tonnes/day with operating costs of C$170.90 per tonne milled.

Economic Evaluation

A summary of financial outcomes using two metal price scenarios, including spot metals prices at the time of completion of the PEA, is presented below:

Summary of Brucejack High-Grade Pre-Tax Economic Results
	Base Case	Spot Prices at February 17, 2012
Gold price (US$/ounce)	$1,100	$1,733.60
Silver Price (US$/ounce)	$21.00	$33.46
Net Cash Flow	$5.133 billion (pre-tax) $3.357 billion (post-tax)	$9.467 billion (pre-tax) $6.185 billion (post-tax)
Net Present Value (5.0% discount rate)	$2.262 billion (pre-tax) $1.454 billion (post-tax)	$4.330 billion (pre-tax) $2.808 billion (post-tax)
Internal Rate of Return	29.8% (pre-tax) 25.0% (post-tax)	43.4%(pre-tax) 36.5% (post-tax)
Payback	4.1 years (pre-tax) 4.2 years (post-tax)	3.2 years (pre-tax) 3.3 years (post-tax)
Exchange Rate (US$:C$)	$0.93	$0.997

Operations - continued

Production and Processing

The Brucejack high-grade project is planned to be mined as an underground operation with the Valley of the Kings and West Zone the two targeted lodes.  The underground mine is planned to operate with a processing rate of 1,500 tonnes per day and mine a total of 11.8 million tonnes of mineralized material from the Valley of the Kings and West Zone with an average mill feed grade of 18.9 grams per tonne gold and 59.3 grams per tonne silver.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  There is no certainty that the PEA will be realized.

Gold-silver doré will be produced using a combination of conventional bulk sulphide flotation, gravity concentration and cyanidation, with gold and silver recovery by the Merrill-Crowe process. A total of 6.9 million ounces of gold and 17.0 million ounces of silver is estimated to be produced over the life of the Brucejack Project.  The following table summarizes the production and processing parameters:

Projected Production and Processing Summary
Mine Type	Underground
Total Production	11.8 million tonnes
Processing Rate	1,500 tonnes per day
	Gold	Silver
Average Mill Feed Grade	18.9 grams per tonne	59.3 grams per tonne
Average Metal Recoveries	95.7%	75.5%
Average Annual Production (ounces)
Years 1-12	325,000	444,000
Life of Mine (24 years)	287,000	710,000
Total Production (ounces):
Years 1-12	3.899 million	5.333 million
Life of Mine (24 years)	6.878 million	17.030 million

Operations - continued

Capital and Operating Costs

The total estimated capital cost for the Brucejack high-grade project is US$436.3 million and the estimated operating costs are C$170.9 per tonne milled.  Mine site power is now planned to be supplied by tying into the electrical transmission grid at an estimated cost of US$42 million.  The estimated operating cost of electrical power supplied from the transmission line is C$0.06 per kilowatt hour versus C$0.33 per kilowatt hour supplied from diesel as contemplated in the previous PEA. The following tables summarize the cost components:

Capital Costs Summary		Operating Costs Summary
Capital Costs (US$ million)		Operating Costs (C$/t milled)
Direct Costs	328.3	Mining	103.6
Indirect Costs	58.2	Processing	37.7
Owner’s Costs	11.9	General & Administrative	19.3
Contingencies	37.8	Plant Services	10.3
Total Capital Cost	436.3	Total Operating Cost	170.9

Feasibility Study and Resource Model

We retained Wardrop, a Tetra Tech Company to prepare a feasibility study on the high-grade gold opportunity at Brucejack.  As part of the feasibility study, Pretivm has retained Snowden Mining Industry Consultants to provide an underground resource model for the high-grade gold and silver resources identified to date in the Valley of the Kings and West zones.  The feasibility study is expected to be completed by the year-ended 2012.

Exploration

An initial program of 24,000 meters of surface infill drilling has commenced in the Valley of the Kings Zone.  The drilling will be focused on the mineralization to be mined in the first 12 years as contemplated in the PEA, and tightening the drill spacing with the intent to increase the level of confidence to move Inferred mineral resources to Measured and Indicated mineral resource categories.  This initial drilling is being undertaken to support the feasibility study expected to be completed by year end.

Engineering

A permit application has been filed to access the Valley of the Kings underground by driving an exploration decline from the 1330 meter level of the existing West Zone underground workings.  The West Zone has been dewatered past the 1330 meter level and a surveying and geotechnical mapping program has been completed.  A 3,500-meter geotechnical surface drill program is now underway to confirm ground conditions between the Valley of the Kings and the West Zone.  An isometric of the proposed exploration decline is posted on our web site www.pretivm.com.

Operations - continued

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares.  We have not carried out any activities at the Snowfield Project since we acquired it in December 2010, other than environmental studies in conjunction with the Brucejack Project.  During 2011, we focused on completing an updated mineral resource estimate for the project (see news release dated February 23, 2011), examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”) (see news release dated May 9, 2011).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  The internal engineering study has now been finalized and indicates that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital have been considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.  We do not have to expend further funds on the project until 2022, and we will be opportunistic to realize value for Snowfield as we focus our corporate resources on advancing the high-grade opportunity at our Brucejack Project.

Additional Claims

In 2011, we acquired additional project claims to support potential project infrastructure. Project claims now total over 90,000 hectares (222,000 acres), providing further exploration potential to supplement the value we are creating at Brucejack.  A claim boundary map is available on our website.

Selected Financial Information

Basis of Presentation

The following financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and are expressed in Canadian dollars unless otherwise stated. We adopted IFRS since inception. As a result, there was no conversion from Canadian GAAP and no transitional impact on our accounting practices. Our significant accounting policies are outlined in Note 2 in the notes to our audited consolidated financial statements for the year ended December 31, 2011. We have chosen to defer all exploration and evaluation costs relating to the Projects. We have followed these accounting policies consistently throughout the year.

Selected Annual Information

Selected consolidated annual financial information for the year ended December 31, 2011 and for the period ended December 31, 2010 is as follows.

	2011	2010
Net sales	Nil	Nil
Loss per share	$ 0.20	$ 1.25
Loss for the period	$ 17,371,721	$ 14,130,016
Total assets	$ 518,030,311	$ 499,272,337
Long-term liabilities	$ 2,107,599	Nil
Cash dividends	Nil	Nil

Results of Operations

Loss before taxes for the year ended December 31, 2011 was $17,206,664 and is largely attributed to the fair value of stock options vested of $12,558,810 valued by the Black Scholes model, salaries expense of $2,791,963 and investor relations and shareholder communication activities of $876,926.  Loss before taxes for the three month period ended December 31, 2011 was $7,192,137 and is largely attributed to the fair value of stock options vested of $2,003,878, salaries expense of $1,971,952, and investor relations and shareholder communication activities of $310,754. Total bonuses paid or accrued in the fourth quarter were $2,180,000 ($1,825,000 has been expensed in salaries and $355,000 has been capitalized to mineral properties) and was inclusive of $1,505,650 accrued to the chief executive officer under his management agreement. We have granted stock options as compensation to employees and consultants we have hired with the required skills to advance our business.  We expense the fair value of these stock option issuances over the vesting period.  Investor relations and shareholder communication costs were mainly due to marketing and communication activities conducted by the Company to increase the awareness of the Company within the investment community.

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives.

We expect that the expenditures will be consistent in future periods, other than bonuses which are determined annually by the Board of Directors, subject to any material changes in exploration and development activities.

Results of Operations - continued

On July 15, 2011, we completed a private placement of 1,390,000 flow-through common shares ("Flow-Through Shares") at a price of $10.85 per Flow-Through Share for aggregate gross proceeds of $15,081,500 (the "Offering").  The gross proceeds of the Offering were to be used to accelerate exploration at our Brucejack Project, so that a feasibility study on the high-grade opportunity at Brucejack could commence on completion of the 2011 exploration program.  In carrying out exploration at our Brucejack Project, the gross proceeds of the offering were to be used during the 2011 exploration program to incur eligible Canadian Exploration Expenses ("CEE") that qualify as "flow through mining expenditures", as defined in subsection 127(9) of the Income Tax Act (Canada), and "BC flow-through mining expenditures", as defined in the Income Tax Act (British Columbia), (the "Qualifying Expenditures"), which were required to be renounced to the subscribers with an effective date no later than December 31, 2011.  The gross proceeds of the Offering were (a) used to incur Qualifying Expenditures on our Brucejack Project during the year ended December 31, 2011 and (b) renounced to the subscribers with an effective date of December 31, 2011.  A feasibility study on the high-grade opportunity at our Brucejack Project has been initiated.

July 2011 Flow-Through Offering	Use of Proceeds	Amount of Proceeds
Disclosed July 15, 2011	Brucejack Project Qualifying Expenditures	$15,081,500
Actual to December 31, 2011	Brucejack Project Qualifying Expenditures	$15,081,500
Variance	Nil	Nil

Summary of Quarterly Results

Selected consolidated financial information for the preceding four quarters are as follows:

	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4
Total revenue	Nil	Nil	Nil	Nil	Nil
Loss	$7,192,137	$ 361,420	$ 3,741,933	$ 6,076,231	$ 14,130,016
Loss per share	$0.07	$0.01	$0.04	$ 0.08	$ 1.25
Loss per share – fully diluted	$0.07	$0.01	$0.04	$ 0.08	$ 1.25

Liquidity and Capital Resources

Our cash and cash equivalents as at December 31, 2011 was $16,447,223. To date, our source of funding has been the issuance of equity securities for cash.

Our working capital as at December 31, 2011 was $18,698,983. Working capital items other than cash and cash equivalents consisted of receivables of $6,790,658, comprised of $3,410,658 of Harmonized Sales Tax refunds ($3,262,843 of which was subsequently received) and $3,380,000 accrued for Mineral Exploration Tax Credits receivable from the Government of Canada, deposits and prepaid expenses of $373,346, a receivable from Silver Standard of $501,989 (subsequently received), being the balance of the secondary offering expenses, and accounts payable and accrued liabilities of $5,414,233. The increase in accounts payable and accrued liabilities is attributable to the heightened exploration activity with the Brucejack project as well as the accrual for the CEO’s performance bonus.  All other bonuses were paid out during the year-ended 2011.

Liquidity and Capital Resources - continued

During the third quarter, we completed a private placement of 1,390,000 flow-through common shares at a price of $10.85 per share for aggregate gross proceeds of $15,081,500.  Subsequent to year-end on January 19, 2012, the Company also raised approximately $23,000,000 by the issue of 1,250,000 flow-through common shares.  With the current planned expenditures on our Projects, we believe we have sufficient working capital to meet our administrative overhead and fund our planned exploration programs through 2012.

Cash used in investing activities in the year ended December 31, 2011 was $38,664,737, which was incurred mainly in respect of exploration activities at the Projects described under Operations above in the amount of $35,130,360.   Exploration activities consisted primarily of $9,224,634 in drilling, $6,403,356 in helicopter services, $4,470,891 in camp construction and supplies and $4,344,236 in contract services.  During the year, the Company entered into a purchase agreement to acquire certain mineral claims adjacent to the Company’s claims that include the Brucejack and Snowfield Projects with payment of $150,000 paid during the year and another $200,000 payable on September 28, 2012 and $400,000 payable on September 28, 2013.

Other investing activities included $3,155,622 to acquire exploration machinery.  A further $378,755 has been expended to post reclamation bonds as required by the permits issued for our project activities.

In April 2011, Silver Standard completed a secondary offering (the “Secondary Offering”) of our common shares.  All costs and expenses of the Secondary Offering will be paid for by Silver Standard. We currently have a net receivable from Silver Standard of $501,989 representing Silver Standard’s agreed share of the costs of our Secondary Offering.

We earned interest income on our cash balance for the year ended December 31, 2011 of $400,730 and also earned income of $250,000 relating to our support of the Secondary Offering.

Development of any of our mineral properties will require additional equity and possibly debt financing. As we are an exploration stage company, we do not have revenues from operations and, except for interest income from our cash and cash equivalents, we rely on equity funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than payments related to the acquisition of certain mineral claims and a commitment for offices lease and operating costs that require minimum payments in the aggregate as follows:

Commitment	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015 and after
Office lease and operating costs	$204,000	$223,000	$223,000	$18,600	$nil
Mineral claims acquisition	-	$200,000	$400,000	$nil	$nil
Total	$204,000	$423,000	$623,000	$18,600	$nil

Related Party Transactions

Our acquisition of the Projects from Silver Standard and the completion of the Secondary Offering and Flow-Through Offering resulted in Silver Standard owning 28.39% of our issued shares at December 31, 2011, and 27.93% subsequent to year end after the flow-through share offering.

Prior to the completion of our initial public offering, Silver Standard agreed to pay certain share issuance costs related to the initial public offering.  During the first quarter, we entered into an agreement with Silver Standard under which Silver Standard agreed to pay all costs and expenses we incurred in completing the Secondary Offering.  At December 31, 2011, we had a net receivable balance from Silver Standard of $501,989 relating to our initial public offering and the Secondary Offering.

We have entered into employment agreements with each of our President and CEO (the (“CEO”), Chief Development Officer and Vice President (the “CDO”) and Chief Exploration Officer and Vice President (the “CExO”).  Under the employment agreements: our CEO receives a base salary of $400,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in our market capitalization, provided the increase in market capitalization is 10% or more; and our CDO and CExO each receive a base salary of $300,000 per year, benefits and an annual bonus determined at the discretion of our Board.  Our CEO, CDO and CExO are also entitled, on termination without cause, to twenty-four months’ salary and two years’ annual performance bonus as a termination benefit.

During the year, the CEO’s performance bonus was $1,505,650 and other officers received bonuses totaling $600,000.

Subsequent Events

We granted employee and consultant stock options under our stock option plan, to purchase 115,000 common shares exercisable at $16.40 per share for a term of five years. We also issued 1,250,000 flow-through common shares at a price of $18.50 per share.

Subsequent Events - continued
On February 27, 2012, we announced the filing of a preliminary short form base shelf prospectus that when made final, will allow for an offering of up to an aggregate principal amount of $180 million of securities, which includes up to $36 million in common shares owned by Silver Standard that may be offered by way of a secondary offering under the prospectus.

Critical Accounting Estimates

Our significant accounting policies are presented in Note 2 in the notes to the consolidated financial statements for the year ended December 31, 2011. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which estimate is revised and future periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

i)	the carrying value of the investment in the Projects and the recoverability of the carrying value included in the statement of financial position;
ii)	the estimation of share-based payment transactions;
iii)	the composition of deferred income tax liabilities included in the statement of financial position;
iv)	the flow-through premium estimated on the issuance of flow-through shares.

1) Mineral resources and reserves, and the carrying values of our investment in the Projects

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of our investment in the Projects.

2) Impairment analysis of assets

At each financial reporting date the carrying amounts of our assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Critical Accounting Estimates - continued

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At December 31, 2011, we reviewed the carrying value of our assets and determined that there were no indicators of impairment.

3) Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable the environment in which the mine operates.

Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

Our operations may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon us are not predictable.

At December 31, 2011, we had no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

Critical Accounting Estimates - continued

4) Share-based compensation expense

From time to time, we grant share purchase options to directors, employees and service providers. We use the Black-Scholes option pricing model to estimate a value of these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

The following weighted average assumptions and inputs were used to estimate the fair value of options granted during the year:

•	Risk free rate
•	Expected life
•	Expected volatility
•	Grant date share price
•	Expected dividend yield

The assumptions with the great impact on the calculations are the volatility and the expected life.  We base our expectation of volatility on the volatilities of similar publically listed companies as the expected life of the options exceeds our trading history.

5) Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered. Deferred income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of deferred income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Changes in Accounting Policies including Initial Adoption

Transition to and Initial Adoption of IFRS

Effective December 31, 2010, we early adopted IFRS following the exemption received from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”) on March 17, 2011.

Our financial reporting since inception is based on IFRS and accordingly there are no comparative issues relating to Canadian GAAP.

Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

We have not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on after January 1, 2013 or later periods. These include:

o	IFRS 9, Financial Instruments – Classification and Measurement
o	IFRS 10, Consolidated Financial Statements
o	IFRS 13, Fair Value Measurement
o	IAS 1, Presentation of Financial Statements (amended)
o	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

We anticipate that the adoption of these standards and interpretations in the future periods will have no material impact on our consolidated financial statements except for additional disclosures.

Financial Instruments and Other Instruments

Financial liabilities:

We have the following financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Financial Instruments and Other Instruments - continued

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks.  Our Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations.  Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents, amounts receivable and amount due from Silver Standard. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with high-credit quality financial institutions. Other receivables consist primarily of Harmonized Sales Tax (HST) and BC Mineral Exploration Tax Credits receivable from the Government of Canada.

The carrying value of our cash and cash equivalents, amounts receivable and amount due from Silver Standard represent our maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.  We ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by us for our programs.

Interest Rate Risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Commodity Price Risk

While the value of our core mineral resource property is related to the price of gold and silver and the outlook for these minerals, we currently do not have any operating mines and hence do not have any hedging or other commodity based risks in respect of our operational activities.

Gold and silver prices historically have fluctuated widely and are affected by numerous factors outside of our control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Financial Instruments and Other Instruments - continued

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at December 31, 2011, we do not have any long-term debt and are not subject to any externally imposed capital requirements. We has sufficient funds to meet our current operating and exploration and development obligations.

Outstanding Share Data

At March 6, 2012, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	88,123,136
Share purchase options	6,995,000	$6.00 - $16.40	4.28
Fully diluted	95,118,136

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our preliminary short form base shelf prospectus dated February 27, 2012 filed on the SEDAR website at www.sedar.com, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements are properly recorded, processed, summarized and reported to our Board and Audit Committee. Management has evaluated the effectiveness of disclosure controls and procedures as at December 31, 2011 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to our Company is reported as required.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The control framework used to design our internal control over financial reporting is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has evaluated the effectiveness of design and operation of our internal controls over financial reporting as at December 31, 2011. Based on the result of this assessment, management has concluded that our internal controls over financial reporting are effective.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this Prospectus, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statement Regarding Forward-Looking Information - continued

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;

•	development of our Brucejack Project;

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	dependency on our Brucejack Project for our future operating revenue;

•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;

•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	commodity price fluctuations, including gold price volatility;

•	market events and general economic conditions;

•	governmental regulations, including environmental regulations;

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	land reclamation requirements;

•	uncertainties related to title to our mineral properties and surface rights;

Statement Regarding Forward-Looking Information - continued

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management;

•	some of our directors’ and officers’ involvement with other natural resource companies;

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	Silver Standard’s share ownership, ability to influence our governance and possible market overhang; and

•	uncertainty as to the outcome of potential legal proceedings.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our preliminary short form base shelf prospectus dated February 24, 2012 filed on the SEDAR website at www.sedar.com. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.